UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 333-124944
ALTRA INDUSTRIAL MOTION, INC.
(Exact name of registrant as specified in its charter)

300 Granite Street, Suite 201, Braintree, MA 02184	(781) 917-0600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
9% Senior Secured Notes due 2011
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 0
     Pursuant to the requirements of the Securities Exchange Act of 1934, Altra Industrial Motion, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

December 11, 2009 Date	Altra Industrial Motion, Inc.
	By	/s/ Glenn E. Deegan
		Name:	Glenn E. Deegan
		Title:	Vice President, Legal and Human Resources, General Counsel and Secretary